SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                       Securities and Exchange Act of 1934

(Mark One):

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2000
                                   -----------------

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         for the transition period from _________________ to ___________________

                         Commission file number 1-14050

         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                              Lexmark Savings Plan

         B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:

                            Lexmark International, Inc.
                            One Lexmark Centre Drive
                            740 West New Circle Road
                            Lexington, Kentucky 40550

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 LEXMARK SAVINGS PLAN



Date:  June 22, 2001                             By: /s/ Kurt M. Braun
                                                     -----------------
                                                 Kurt M. Braun
                                                 Treasurer
                                                 Lexmark International, Inc.

                                    Form 11-K

                              Lexmark Savings Plan

                                December 31, 2000

                                    --------



                                                                           Pages
                                                                           -----


Report of Independent Accountants                                            1



Financial Statements:

         Statements of Net Assets Available for Plan Benefits
                  as of December 31, 2000 and 1999                           2

         Statement of Changes in Net Assets Available for Plan Benefits
                  for the year ended December 31, 2000                       3

         Notes to Financial Statements                                      4-13



Supplemental Schedule:

         Form 5500, Schedule H, Line 4i - Schedule of Assets Held
                  for Investment Purposes as of December 31, 2000            14



Exhibit:

         Consent of Independent Accountants

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Lexmark Savings Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Lexmark Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP



Lexington, Kentucky
June 22, 2001

LEXMARK SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2000 and 1999
(In Thousands of Dollars)

                                                2000                    1999
                                          ----------------   -----------------
ASSETS

Investments                                      $ 348,975          $ 434,994

Employer contribution receivable                     -                  1,403

Due from broker for securities sold                  -                  7,932

Other receivables                                       17                 16
                                          ----------------   ----------------

                      Total assets                 348,992            444,345
                                          ----------------   ----------------

LIABILITIES

Other payables                                         150              3,516
                                          ----------------   ----------------

                       Total liabilities               150              3,516
                                          ----------------   ----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS           $ 348,842          $ 440,829
                                          ================   ================



The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2000
(In Thousands of Dollars)


                                                                    2000
                                                              -----------------
Investment income (loss):
     Dividend and interest income                                     $ 18,310
     Net depreciation in value of investments                         (113,258)

Contributions:
     Employer                                                            7,541
     Participants                                                       25,088

Distributions to withdrawing participants                              (29,527)

Administrative expenses                                                   (141)
                                                              ----------------

        Net decrease                                                   (91,987)

NET ASSETS AVAILABLE FOR PLAN BENEFITS

     Beginning of year                                                 440,829
                                                              ----------------

     End of year                                                     $ 348,842
                                                              ================



The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Plan Description:

      The Lexmark Savings Plan (the "Plan") is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA"). For information regarding the Plan's provisions, participants should refer to the Lexmark International, Inc. (the "Company") publication, "The Lexmark Employee Handbook," which is available to all participants.

      (a)   Contributions
            -------------

            The Plan is funded by voluntary employee pre-tax contributions up to a maximum of 20% of total annual eligible compensation. The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant contribution rate then in effect by his/her eligible compensation for such period.

            A participant can designate and change the proportions in which his/her pretax contributions, as well as ongoing account balances, are allocated among the Plan's active investment funds. The minimum allocation to each Fund is 1%.

            Prior to January 1, 2000, the Company matched employee pretax contributions in an amount equal to 30% of up to the first 5% of the participant's compensation that the employee contributed per pay period. Effective January 1, 2000, the Company matches employee pretax contributions in an amount equal to 50% of up to the first 6% of the participant's compensation that the employee contributes per pay period. Matching contributions are invested in the same investment funds and in the same proportion as the allocation designated by the participant. However, the participant can elect to have all or a portion of matching contributions invested in the Lexmark Stock Fund, regardless of how the participant's pretax contributions are invested. Prior to January 1, 2000, the Company contributed an additional matching contribution if the Company achieved certain business results each fiscal year, with payout, if any, as soon as practicable in the following year. The additional matching contribution was allocated to a participant based on his/her aggregate contributions to the Plan for that year and was invested in the Lexmark Stock Fund. A participant is not permitted to transfer amounts attributable to such allocation, including any earnings thereon, from the Lexmark Stock Fund to another investment fund, except during retirement. The business results match does not apply to business results for 2000 and beyond. An additional matching contribution of $1.4 million for 1999 was accrued in the Plan's financial statements and subsequently paid by the Company in 2000.

      (b)   Allocations to Participants
            ---------------------------

            Contributions to the Plan are allocated to the accounts of the participants on a biweekly basis. However, earnings of the Plan are allocated on a daily basis. The investment fund options provided by the Trustee are mutual funds that do not assign units for contributions and earnings allocation, except for the Lexmark Stock Fund.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Plan Description (continued):

      (c)   Vesting
            -------

            Plan participants who first completed an hour of service prior to July 1, 1994 vest immediately in their contributions and matching contributions made on their behalf by the Company. Employees hired on or after July 1, 1994 and who were not participants in the Plan as of June 30, 1995 become fully vested in the employer matching contributions upon completing five years of continuous service or upon death, disability or attainment of normal retirement age as an employee, whichever occurs first.

      (d)   Withdrawals
            -----------

            A participant who has attained age 59 1/2 may withdraw in cash part (minimum of $500) or all of his/her contributions and matching contributions provided that a participant may make only one such withdrawal in any Plan year.

            Hardship withdrawals are available according to provisions of the Plan if approved by the Plan administrator but are limited to the value of the participant's contributions and the participant's immediate financial need. Earnings and matching contributions are not eligible for hardship withdrawals. After receipt of a hardship withdrawal, a participant is suspended for twelve months from making contributions to the Plan. In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

      (e)   Distributions
            -------------

            In the event of normal retirement or permanent disability, and provided the value of the participant's account is in excess of five thousand dollars, the participant may elect one of two options or may defer either election to a later date. The two options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments, over a period of generally up to ten years.

            In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution.

            Upon termination of employment for any reason other than retirement, permanent disability, or death, and if the value of the participant's account is in excess of five thousand dollars, the participant may elect one of two options or may defer either election to a later date. The two options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments, over a period of generally up to ten years.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Plan Description (continued):

      (e)   Distributions (continued)
            ------------------------

            If upon a participant's normal retirement, permanent disability, death, or termination of employment and the value of the participant's account is not in excess of five thousand dollars, such participant receives an immediate distribution.

            Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Lexmark Stock Fund may elect, in writing, to have the value of his/her investment in the Lexmark Stock Fund distributed in whole shares of the Company's Class A common stock. Fractional shares are distributed in cash.

      (f)   Participant Loans
            -----------------

            A Participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than fifty thousand dollars less his/her highest outstanding loan balance during the preceding 12-month period. No loan will be made while any other loan is in default. An administrative fee is charged for the origination of the loan and is deducted from the participant's account in proportion to the funds held for investment. Loans are granted for a minimum term of one year, and thereafter in monthly increments up to a maximum of five years; however, the participant may pre-pay the loan at any time. Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan administrator based upon comparable rates offered by commercial lending institutions. Payment of the loan is made through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance, provided the loan is not in default.

      (g)   Forfeitures
            -----------

            Any portion of a participant's account balance in which the participant is not vested upon termination constitutes a forfeiture at the time the participant receives a distribution, unless the participant has no vested interest, in which case such forfeiture occurs at his/her termination of employment. Forfeitures occurring in a Plan year are applied equally on a per participant basis to reduce administrative fees that would otherwise be assessed against the participant's account or may be utilized by the Plan administrator, if certain criteria are satisfied, to restore forfeited amounts of previously terminated employees returning to the Plan. Any remaining forfeitures are applied by the Company against its matching contribution obligation. Forfeitures were $187,686 for the year ended December 31, 2000.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Plan Description (continued):

      (h)   Exchanges
            ---------

            A participant may reallocate his/her account balance among the various investment options on a daily basis, however, there are certain restrictions that apply to participant exchanges. A participant may not transfer funds directly from the Fixed Income Fund to the Fidelity Retirement Government Money Market Fund or the Fidelity Freedom Income Fund because these are considered "competing," or similar, funds. Funds must first be transferred from the Fixed Income Fund to a "non-competing" fund for at least 90 days. With regard to the Lexmark Stock Fund and effective March 5, 1999, a participant may not exchange money into the Lexmark Stock Fund from the first day of the last month of each quarter, until after that quarter's earnings results are announced. Effective January 1, 2000, a participant may not make more than one exchange in and one exchange out of the Lexmark Stock Fund during a calendar quarter.


2.    Summary of Significant Accounting Policies:

      The following are significant accounting policies followed by the Plan:

      (a)   Valuation of Investments
            ------------------------

            Mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

            Investments in guaranteed investment contracts (GICs) are stated at contract value, which represents deposits received and interest earned at guaranteed rates. The fair market value of these contracts approximates the contract value at December 31, 2000 and 1999. Fair market value is determined by discounting the contracts using current market rates. A penalty or adjustment may be imposed for early withdrawal or termination of certain GICs.

            The Plan enters into arrangements known as synthetic GICs, which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments. The synthetic GICs are comprised of interests in commingled trusts or individual fixed income securities which are held in trust for the Plan. The Plan then enters into a benefit responsive "wrapper" contract with a third-party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return for the commingled trust security or securities held in trust. The underlying financial instruments held in trust and the wrapper contract are presented together in the financial statements at contract value. The contract value of the synthetic GICs approximates the fair market value (determined by discounting the contracts using current market rates) of the contracts at December 31, 2000 and 1999.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.    Summary of Significant Accounting Policies (continued):

      (a)   Valuation of Investments (continued)
            -----------------------------------

            The Lexmark Class A common stock is stated at fair market value as quoted by the New York Stock Exchange.

            Participant loans, short-term investments and cash are stated at cost, which approximates fair market value.

            Fair market value of investments, as quoted, is based on various factors including the current interest rate environment and the general strength of the economy. Changes in the fair market value could significantly affect the Plan's net assets available for plan benefits.

      (b)   Net Depreciation
            ----------------

            The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

      (c)   Distributions to Withdrawing Participants
            -----------------------------------------

            Distributions to withdrawing participants are recorded when paid.

      (d)   Use of Estimates
            ----------------

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the respective dates of the financial statements and the changes in net assets available for Plan benefits during the respective reporting periods. Actual results could differ from those estimates.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.    Investments:
      (in thousands of dollars (except shares))

      The investments that represent 5% or more of the Plan's net assets in thousands of dollars at December 31, 2000 and 1999 are as follows:

                                                                                              2000            1999
                                                                                          -------------    ------------
      Investments at Fair Market Value:

      Lexmark Class A common stock (2,574,260 and 1,928,975 shares, respectively)            $ 114,072 *      $174,572 *

      Fidelity Management and Research Company
           Equity-Income Fund (768,168 and 875,663 shares, respectively)                        41,043          46,830
           Spartan U.S. Equity Index Fund (481,073 and 487,714 shares, respectively)            22,519          25,405
           Contrafund (402,558 shares in 2000)                                                  19,794               -
           Low Priced Stock Fund (832,654 shares in 2000)                                       19,251               -

      TransAmerica Life Insurance & Annuity Company
            Synthetic GIC including Wellington Separate Account and Wrap
            Agreement Contract #TDA76969TR at 6.3% with evergreen maturities.
            Wrapper fair  market value of $1,072.                                               19,622               -

      Other investments at fair market value less than 5% of net assets                         70,810         107,371

      Investments at Contract Value (less than 5% of net assets)                                41,864          80,816
                                                                                          ------------    ------------

      Total Investments                                                                      $ 348,975        $434,994
                                                                                          ============    ============

      *  A portion of which is nonparticipant-directed

      For the year ended December 31, 2000, the Plan's investments (including investments bought, sold and held during the year) depreciated in value as follows:

                                                                                               2000
                                                                                          ----------------

      Lexmark Class A common stock                                                            $ (100,797)
      Mutual funds                                                                               (12,461)
                                                                                          --------------

      Net depreciation in fair market value of investments                                    $ (113,258)
                                                                                          ==============

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


                                                                                      Average Yield

                                                                                    2000         1999
                                                                                  ----------   ---------

      Guaranteed Investment Contracts

      Monumental Placement Contract #ADA00558FR with Monumental Life Insurance
         Company and crediting rate of 5.9% as of December 31, 2000 and 1999.       5.9%         5.9%

      New York Life Placement Contract #30034 with New York Life Insurance
         Company and crediting rate of 7.4% as of December 31, 2000 and 1999.       7.4%         7.4%

      Participation in Group Annuity Contract #G-26156.01 with Pacific Mutual
         Life Insurance Company and crediting rate of 7.5% as of December 31,
         1999.                                                                        -          7.5%

      Participation in Group Annuity Contract #51508 with Transamerica
         Occidental Life Insurance Company and crediting rate of 6.1% as of
         December 31, 2000 and 1999.                                                6.1%         6.1%

      Principal Life Placement Contract #4-40184 with Principal Financial Group
         and crediting rate of 6.8% as of December 31, 2000 and 1999.               6.8%         6.8%

      Synthetic Guaranteed Investment Contracts

      Synthetic GIC including UAM Dwight Target 2 Fund and Wrap Agreement
         Contract #MDA00015TR with Monumental Life with evergreen maturities and crediting rate of 6.6% and 6.4% as of December 31, 2000 and 1999,
         respectively. Wrapper fair market value is $33.                             6.4%        6.8%

      Synthetic GIC including UAM Dwight Target 2 Fund, UAM Dwight Target 5 Fund and Wrap Agreement Contract #76877-002 with Transamerica Life with evergreen maturities and crediting rate of 5.7% as of December 31,
         1999.                                                                        -          5.9%

      Synthetic GIC including UAM Dwight Target 2 Fund and Wrap Agreement
         Contract #99066 with State Street with evergreen maturities and
         crediting rate of 7.0% as of December 31, 1999.                              -          7.0%

      Synthetic GIC including UAM Dwight Target 2 Fund, UAM Dwight Target 5 Fund and Wrap Agreement Contract #97037 with State Street with evergreen maturities and crediting rate of 5.9% and 5.5% as of December 31, 2000
         and 1999, respectively. Wrapper fair market value is $145.                  5.6%        6.1%

      Synthetic GIC including UAM Wellington Fund and Wrap Agreement Contract
         #TDA76969TR with Transamerica Life with evergreen maturities and crediting rate of 6.4% as of December 31, 2000. Wrapper fair market
         value is $1,072.                                                            6.3%         -

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4.    Nonparticipant-Directed Investments:

      Due to the Company directed allocation and non-transferability of the business results matching contribution, the Lexmark Stock Fund is a nonparticipant-directed investment. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is shown in thousands of dollars in the following tables:

      NET ASSETS:
      December 31, 2000 and 1999

                                                         2000                 1999
                                                   -----------------    -----------------
      Assets
           Investments, at fair market value:
                Common trust funds                            3,205
                                                                                       -
                Lexmark Class A common stock                114,072              174,572
                                                   ----------------     ----------------
                      Total investments                     117,277              174,572

           Employer contribution receivable                                        1,403
                                                                  -
           Due from broker for securities sold                                     7,932
                                                                  -
           Other receivables                                     17                   16
                                                   ----------------     ----------------
                      Total assets                          117,294              183,923
                                                   ----------------     ----------------

      Liabilities
           Other payables                                       142                3,510
                                                   ----------------     ----------------
                      Total liabilities                         142                3,510
                                                   ----------------     ----------------

      Net assets                                          $ 117,152            $ 180,413
                                                   ================     ================

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4.   Nonparticipant-Directed Investments (continued):

     CHANGES IN NET ASSETS:
     for the year ended December 31, 2000

                                                                    2000
                                                              -----------------
     Investment income (loss):
     Dividend and interest income                                     $    503
     Net depreciation in value of investments                         (100,797)

Contributions:
     Employer                                                            2,020
     Participants                                                        7,039

Participant loan activity:
     Participant loans                                                  (1,261)
     Participant loan payments                                             997


Distributions to withdrawing participants                               (7,471)
Interfund transfers                                                     35,699
Administrative expenses                                                     10
                                                              ----------------

Net decrease in net assets                                            $(63,261)
                                                              ================

5.    Administrative Expenses:

      Expenses for administration of the Plan are paid jointly by participants and the Company. Participants pay an annual participant fee (on a quarterly basis); operating and management fees of the investment funds; and any applicable loan, distribution and withdrawal fees. All other fees are paid by forfeitures, to the extent available, and thereafter by the Company. Certain administrative services are provided at no cost to the Plan by the Company.

6.    Income Tax Status:

      The Plan qualifies within the meaning of Section 401(a) and 401(k) of the Internal Revenue Code of 1986, (the "Code"), as amended, and the trust is exempt from tax under Section 501(a) of the Code. The Plan was amended and restated effective January 1, 1998, and has received a favorable determination letter from the Internal Revenue Service stating that the Plan and related trust, as restated, are in compliance with the applicable requirements of the Code.

      Participants will not be subject to income tax withholding for deferred compensation, unless required by state or local authority.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

6.    Income Tax Status (continued):

      A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the account, in whole or in part.


7.    Plan Termination:

      The Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the Plan assets will be distributed in accordance with the provisions of the Plan.

8.    Concentration of Credit Risk:

      Plan assets are invested in various financial instruments that contain some degree of credit risk. There is a concentration of credit risk as 35% and 40% of Plan assets are invested in Lexmark Class A common stock as of December 31, 2000 and 1999, respectively.

9.    Investment Risk:

      The Plan provides for various investment options in a number of mutual and commingled funds which invest in stocks, bonds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in the value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.














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

























                              SUPPLEMENTAL SCHEDULE
                                     -------

LEXMARK SAVINGS PLAN
PLAN #002 EIN #22-3074422
Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes December 31, 2000

                                                                                      Par or
                                                                                     Maturity
                                                                                      Value/
     Identify of Issuer, Borrower,                                                   Number of                          Current
        Lessor or Similar Party                    Description of Investment           Shares             Cost            Value
-----------------------------------------     ------------------------------------  -----------      -------------    -------------

*Fidelity Management and Research Co.         Lexmark Stock Fund                      2,574,260      $124,051,709     $114,071,896
*Fidelity Management and Research Co.         Contrafund                                402,558                         19,793,777
*Fidelity Management and Research Co.         Equity-Income Fund                        768,168                         41,043,229
*Fidelity Management and Research Co.         Growth & Income Portfolio                 387,399                         16,309,506
*Fidelity Management and Research Co.         Low-Priced Stock Fund                     832,654                         19,250,970
*Fidelity Management and Research Co.         Diversified International Fund            531,256                         11,655,754
*Fidelity Management and Research Co.         Freedom Income Fund                        67,438                            753,286
*Fidelity Management and Research Co.         Freedom 2000 Fund                         440,498                          5,202,277
*Fidelity Management and Research Co.         Freedom 2010 Fund                         370,477                          5,127,397
*Fidelity Management and Research Co.         Freedom 2020 Fund                         301,253                          4,386,241
*Fidelity Management and Research Co.         Freedom 2030 Fund                         404,378                          6,065,674
*Fidelity Management and Research Co.         Retirement Govt. Money Market
                                                  Portfolio                           6,767,761                          6,767,761
*Fidelity Management and Research Co.         Spartan U.S. Equity Index Fund            481,073                         22,519,044
*Fidelity Management and Research Co.         PIMCO Total Return Fund Inst              193,077                          2,006,069
*Fidelity Management and Research Co.         PIMCO High Yield Fund Inst                 19,526                            189,594
*Fidelity Management and Research Co.         Franklin Small Cap Growth Fund             48,833                          1,920,598
*Participant Loans                            Participant Loans at Prime plus 1.25%   6,438,052                 0        6,438,052
 Monumental Life Insurance Company            Monumental Placement Contract
                                                  #ADA00558FR at 5.9% with
                                                  maturity on August 27, 2001.      $ 5,133,861                          5,133,861
 New York Life Insurance Company              New York Life Placement Contract
                                                  #30034 at 7.4% with maturity
                                                  on August 15, 2001.               $ 7,095,603                          7,095,603
 Principal Financial Group                    Principal Life Placement Contract
                                                  #4-40184 at 6.8% with maturity
                                                  on December 15, 2002.             $ 3,353,020                          3,353,020
 TransAmerica Life Insurance & Annuity Co.    Participation in Group Annuity
                                                  Contract 51508 at 6.1% with
                                                   maturity on June 15, 2002.       $ 4,709,225                          4,709,225
 State Street Bank & Trust Company            Synthetic GIC comprised of UAM
                                                  Dwight Target 2 Fund, UAM
                                                  Dwight Target 5 Fund and
                                                  Wrap Agreement Contract #97037
                                                  at 5.6% with evergreen maturities.
                                                  Wrapper fair market value of
                                                  $145,456.                         $12,570,893                         12,570,893
 Monumental Life Insurance Company            Synthetic GIC comprised of UAM
                                                  Dwight Target 2 Fund and Wrap
                                                  Agreement Contract #MDA00015TR
                                                  at  6.4% with evergreen
                                                  maturities. Wrapper fair market
                                                  value of $33,174.                 $ 9,001,702                          9,001,702
 TransAmerica Life Insurance & Annuity Co.    Synthetic GIC comprised of
                                                  Wellington Separate Account
                                                  and Wrap Agreement Contract
                                                  #TDA76969TR at 6.3% with
                                                  evergreen maturities.
                                                  Wrapper fair market value of
                                                  $1,072,067.                       $19,621,750                         19,621,750
*Fidelity Management and Research Co.         Short-Term Interest Bearing Funds     $ 3,205,207                          3,205,207
*Fidelity Management and Research Co.         Institutional Money Market Fund       $   783,059                            783,059
                                                                                                                      ------------


                                                                                                                      $348,975,445
                                                                                                                      ============

*Party-in-interest to the Plan.





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